

Mail Stop 4561

August 2, 2017

Yiap Soon Keong
Chief Executive Officer
ECCO Auto World Corporation
Unit C, 4/F, China Insurance Building, 48 Cameron Road
Tsim Sha Tsui, Kowloon, Hong Kong

  Re: **ECCO Auto World Corporation
    Amendment No. 1 to Registration Statement on Form S-1
    Filed July 20, 2017
    File No. 333-218334**

Dear Mr. Yiap:

  We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements

Recent accounting pronouncements, page F8

1. We note that you disclose that you have elected to adopt ASU No. 2014-10 which eliminates the designation of Development Stage Entities and the requirement to disclose results of operations and cash flows since inception. However, your financial statements continue to present and label inception to date information and your note 1 to the consolidated financial statements continue to describe the Company as a development stage company. Please revise your financial statements and notes to comply with the presentation requirements of the ASU.

   You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or, in his absence, me at (202) 551- 3453 with any other questions.

                              Sincerely,

                              /s/ Jan Woo

                              Jan Woo
                              Legal Branch Chief
                              Office of Information Technologies
                              and Services

cc: Jeff Denunzio
       V Financial Group, LLC